May 26, 2006	Alan L. Talesnick
(303) 894-6378
atalesnick@pattonboggs.com
BY EDGAR AND OVERNIGHT COURIER
Ms. Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Lifeline Therapeutics, Inc. Registration Statement on Form SB-2 File No. 333-126288 Amended February 3, 2006 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Dear Ms. Long:
     On behalf of Lifeline Therapeutics, Inc. (the “Registrant”), this letter responds to the Staff’s comments in the Staff’s letter dated March 6, 2006 concerning the Registrant’s Registration Statement on Form SB-2 filed with the Commission on June 30, 2005, as amended by Amendment No. 1 to Form SB-2 filed with the Commission on February 3, 2006 (collectively, the “Registration Statement”) and the report on Form 10-QSB for the quarter ended March 31, 2005, as amended by Amendment No. 2 to Form SB-2 filed with the Commission on February 3, 2006 with information provided to us by the Registrant. The responses below are numbered to correspond with the comments in the Staff’s March 6, 2006 letter. Also provided with this letter is Amendment No. 2 to Form SB-2 (the “Amendment”), which is being filed with the Commission simultaneously with this letter. A blacklined copy showing the changes made to the Registration Statement is provided for your convenience. All information in the responses was provided by the Registrant.
General
     Comment 1. Please update your financial statements to include the period ended December 31, 2005. Refer to Item 310(g) of Regulation S-B for guidance.
     Response to Comment 1. The Registrant acknowledges the comment. The Registrant has updated the financial statements to include the period ended March 31, 2006.

Ms. Pamela A. Long
May 26, 2006

Prospectus Summary, page 1
     Comment 2. Please briefly disclose the nature of your operations between 1988 and October 2004 when you acquired an interest in Lifeline Nutraceuticals.
     Response to Comment 2. The Registrant has included the following new paragraphs in the Prospectus Summary:
Subsequent to June 1988, the Company’s only asset consisted of 91 undeveloped residential lots in the town of Lawrence, Colorado. The undeveloped residential lots were carried in our financial statements at a value of approximately $25,000. We amended our name to “Yaak River Resources, Inc.” in January 1992 and to Lifeline Therapeutics, Inc. in October 2004. In November, 2004 we executed a quit claim deed to this property in exchange for forgiveness of debt.
For the period from July 2003 (Lifeline’s inception) to June 2005, the Company had been in the development stage. The Company’s activities from the inception of Lifeline until February 2005 consisted primarily of organizing the Company, developing a business plan, formulation and testing of product and raising capital. In late February 2005, the Company began sales of its product Protandim® and commenced principal planned operations. Accordingly, the Company is no longer in the development stage.
     History. From 1993 through 1998, the Company was a development-stage enterprise that sought to engage in the mining of gold and other precious and base metals. Toward that objective, the Company acquired a number of mining properties located in or near the Yaak Mining district in Lincoln County, Montana.
     Together with its other activities, the Company sought to obtain financing for development and operating purposes. Those efforts, however, failed to raise adequate working capital from outside sources. An insufficiency of capital, combined with regulatory impediments, prevented commencement of significant mining operations. The Company disposed of its mining properties in July of 1999.
     In September of 1999, the Company acquired 91 unimproved lots located in Teller County, Colorado. The lots are zoned for residential development, and comprise a total of approximately 4.7 acres of land. They are located in Pike’s Peak region approximately six miles by road from the historic mining town of Cripple Creek, Colorado, and approximately 40 miles by highway from the

Ms. Pamela A. Long
May 26, 2006

Colorado Springs metropolitan area. The Company acquired this real estate from Donald J. Smith, who is the former President and a Director of the Company. In connection with the purchase, the Company’s board of directors deemed the real estate acquired to have a total value of $162,000. The purchase price was paid in the form of approximately 23,000,000 shares of its Series A Common Stock. In the fourth quarter of the year ended December 31, 2000, management reached a determination that it would not be feasible for the Company to develop its real estate and the Company disposed of such assets.
     Comment 3. We note your response to comment four of our July 27th letter. Please disclose in the Summary section, the information in the new paragraph of Note 1.
     Response to Comment 3. The Registrant has added the following new paragraph in the Prospectus Summary section:
     For the period from July 1, 2003 (inception) to June 30, 2005, Lifeline Nutraceuticals was in the development stage. Nutraceuticals’ activities from inception until February 2005 consisted primarily of organizing Nutraceuticals, developing a business plan, formulation and testing of product and raising capital. In late February 2005, the Company began sales of its product Protandim and commenced principal planned operations. Accordingly, the Company is no longer in the development stage.
Risk Factors, page 4
“Our Manufacturing is dependent on our ability to continue to obtain sufficient raw materials,” page 7
     Comment 4. Please name the raw material that is in limited supply. Why is this product limited and how difficult is it to replace? Disclose whether you have supply contracts to secure future quantities of all of these materials.
     Response to Comment 4. The raw material that the Registrant had previously determined to be in limited supply is Turmeric, and the Registrant based this information on input from the Registrant’s supplier, who indicated that Turmeric was then in tight supply partially due to a drought in India. Because the Registrant had limited historical experience on what this would mean for its ability to acquire Turmeric, it included the limited availability of Turmeric as a risk factor in the Registration Statement. Subsequent to filing the Registration Statement, the Registrant has determined that weather conditions in India have had little to no effect on the Registrant’s ability to acquire Turmeric, and that the Registrant and its supplier have sufficient

Ms. Pamela A. Long
May 26, 2006

supplies of Turmeric, as well as the other raw materials needed, for the foreseeable future. As a result, the Registrant has removed this specific risk factor from the Amendment.
Business, page 18
     Comment 5. We partially reissue comment 18 of our July 27th letter. We note that, as of June 30, 2005, you had paid $1.2 million to Chemins Company for the 108,000 bottles already delivered and for the purchase of materials for the manufacture of one million bottles of product. Please update this information as of your most recent balance sheet date and clarify your arrangements with Chemins with regard to the remainder of the 1 million bottles of product. For example, clearly state the amount of cash paid to your supplier and the number of total bottles received and how much additional cash must be paid to Chemins in order for you to receive the remaining bottles of product.
     Response to Comment 5. The Registrant has revised the disclosure referenced in Comment 5 as follows:
          We have retained The Chemins Company of Colorado Springs, Colorado (“Chemins”) to produce Protandim® under a contract manufacturing agreement dated January 17, 2005. This agreement with Chemins has a continuous term, but may be terminated by either party upon 90 days written notice. There are three stages to this contract:
•	In the first stage, Chemins ordered and received the raw materials required for one million bottles of Protandim®.

•	In the second stage, we paid Chemins to acquire bottling and packaging materials and to commence manufacturing 500,000 bottles of Protandim®.

•	Presently Chemins is delivering product to us based on our purchase orders and additional payments. Through ~~June 30, 2005~~ March 31, 2006, Chemins had delivered approximately 220~~108~~,000 bottles of Protandim® to our fulfillment center. As of
March 31, 2006, an additional 280,000 bottles remain to be shipped from the initial 500,000 bottle order.

          Through ~~June 30, 2005~~ March 31, 2006 we have paid Chemins approximately $1,9~~2~~00,000 for the above delivered bottles, which includes the deposit for the purchase of raw materials and packaging materials for a total of one million bottles of Protandim®. An additional $2,040,000 will be paid to Chemins for the remaining bottles.

Ms. Pamela A. Long
May 26, 2006

Employees, page 26
     Comment 6. We partially reissue comment 25 of our July 27th letter. Please disclose the how many of your employees are full-time.
     Response to Comment 6. The Registrant has reviewed the disclosure in the Registration Statement and has revised the disclosure accordingly.
Material Changes in Operating Results – Three Months ended September 30, 2005 as compared to the Three Months ended September 30, 2004, page 27
     Comment 7. Please disclose what comprised your cost of sales during the interim period.
     Response to Comment 7. Cost of sales for the interim period ended March 31, 2006 was 21% of sales, whereas cost of sales for the year ended June 30, 2005 was 17%. Cost of sales as a percentage of sales increased 4 percentage points during the nine month period ended March 31, 2006 due to customer incentives for repeat sales in periods following product launch. While cost of sales itself was not compromised, the overall margin on sales fell due to the lower sales price associated with repeat orders. The Registrant has included this disclosure in the discussion of the March 31, 2006 financial statements.
Material Changes in Financial Condition – Year ended June 30, 2005 as compared to the Year ended June 30, 2004, page 29
     Comment 8. Please discuss your advertising and marketing initiatives and their costs. We note disclosure in the footnotes to the financial statements regarding your agreement with Robert Sgarlata Associates, Inc. Please file it as an exhibit or supplementally tell us why you do not believe it is a material agreement.
     Response to Comment 8. The Registrant has included the following disclosure:
     Advertising and marketing initiatives commenced during the fiscal year ended June 30, 2005. These initiatives included Company and product public relations and product print and electronic advertising corresponding to the product launch. Advertising expenses for the years ended June 30, 2005 and June 30, 2004 were $219,005 and $0, respectively. Other marketing and customer service expenditures were $704,769 and $0 for years ended June 30, 2005 and June 30, 2004 respectively.
     In addition, the Registrant has filed its agreement with Robert Sgarlata Associates, Inc. as an exhibit to the Amendment.

Ms. Pamela A. Long
May 26, 2006

Revenue Recognition, page 31
     Comment 9. On page 31 you disclose you have experienced monthly returns approximating 2%, while on page F-5 you disclose returns approximating 3%. Please correct this inconsistency in your disclosures.
     Response to Comment 9. The Registrant has experienced monthly returns approximating 2%. The Registrant has corrected this inconsistency in the Amendment.
     Comment 10. Please disclose the amount, if any, of product returns from GNC as of the most recent balance sheet date presented.
     Response to Comment 10. The Registrant has included the following disclosure in the Amendment:
Product returns from GNC for the quarter and nine months ended March 31, 2006 are $1,600 and $3,700 respectively.
Security Ownership of Certain Beneficial Owners and Management, page 34
     Comment 11. We partially reissue comment 34 of our July 27th letter. The number of shares reported to be owned by H. Leigh Severance, James Crapo and Daniel Streets in the Selling Security Holder table differs from the amounts listed in the Security Ownership of Certain Beneficial Owners and Management table. Please reconcile these amounts.
     Response to Comment 11. The Registrant has reviewed the comment and has revised the disclosure accordingly.
Employment Agreements, page 37
      Comment 12. Please file the employment agreement with Mr. Baz and your agreement with Tatum CFO Partners, LP as exhibits.
     Response to Comment 12. The Registrant has filed the agreement with Tatum CFO Partners, LLP. The Registrant does not have an employment agreement with Mr. Baz, rather, the compensation arrangement for Mr. Baz was approved by the Board of Directors of the Registrant. The Registrant has filed a summary of the compensation arrangement with Mr. Baz as an exhibit to the Amendment, as contemplated by Telephone Interpretation I.85.

Ms. Pamela A. Long
May 26, 2006

Note 3, p. F-21
     Comment 13. We note that the accounting for the 3/10/05 settlement has been changed from expense recognition to the capitalization of goodwill. This revised accounting treatment appears inconsistent with the substance of the transaction as described in the settlement contract filed with the 3/14/05 Form 8-K. In this regard, it appears that the primary intent of the 3/10/05 transaction was to settle a disagreement between the company and Mr. Barber regarding the validity of his claim to the 4.5 million shares of LN common stock. The contract states that Mr. Barber signed an employment agreement on 7/15/03 and that he received the 4.5 million shares on 8/15/03. Mr. Barber terminated his employment less than 8 months later. Section III.C. of the contract infers an uncertainty over whether the company had an obligation to Mr. Barber for unpaid services rendered. Section III.D. of the contract infers an uncertainty over whether Mr. Barber had an obligation to repay any of the compensation he had received as an employee of the company. The 3/10/05 settlement agreement essentially granted Mr. Barber 1 million shares of the registrant’s stock in exchange for the surrender of his 4.5 million shares of LN stock and the mutual release of certain legal rights. We note that the 1 million shares Mr. Barber accepted in this settlement is substantially less than the 3.6 million shares (4.5 million X .8 exchange ratio) that he presumably would have received under the terms of the 10/26/04 recapitalization transaction that governed the consideration received by all other LN shareholders. Based on the share price of the 1/05-4/05 private placement common stock transactions, the difference in value is significant and suggests that the issues in the dispute were not trivial. Given the stated uncertainty over whether Mr. Barber’s stock was validly obtained, and the implied uncertainty over the legal rights attached to the stock, it appears inappropriate to account for the transaction as the acquisition of a minority equity interest resulting in the capitalization of goodwill. If the 1 million shares were indeed issued to settle a legal dispute (see also the “Contingent Liabilities” disclosure in the 12/31/04 Form 10-QSB), then an expense should have been immediately recognized for the fair value of the 1 million shares issued in the settlement. The valuation of the 1 million shares should be consistent with the stock price received in the significant private placement stock sale transactions that occurred between January and April 2005. The size of these transactions with independent third parties would appear to provide the most relevant and objective evidence with which to estimate the fair value of the 1 million shares issued to Mr. Barber. Please revise the financial statements by filing amendments to the Form SB-2, as well as the 6/30/05 10-KSB and the 3/31/05, 9/30/05 and 12/31/05 10-QSB filings.
Response to Comment 13. Management believes that goodwill is properly valued and disclosed within the Company’s financial statements. Please see Exhibit A, which is attached to and made a part of this letter, for detailed explanation of Management’s position.
     Comment 14. We remind you that when you file your restated Form 10-KSB and Forms 10-QSB you should appropriately address the following:

Ms. Pamela A. Long
May 26, 2006

•	An explanatory paragraph in the reissued audit opinion;

•	Full compliance with APB 20, paragraphs 36 and 37;

•	Fully update all affected portions of the document, including MD&A and selected financial data;

•	Update Items 8A and 3. disclosures should include the following:
o	A discussion of the restatement and the facts and circumstances surrounding it;

o	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures;

o	Changes to internal controls over financial reporting; and

o	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-B.
•	Include all updated certifications.
     Response to Comment 14. Management believes that goodwill is properly valued and disclosed within the Company’s financial statements and, accordingly, the Form 10-KSB and Forms 10-QSB do not require restatement.
Legal Opinion
     Comment 15. Please reconcile the amount of securities referenced in the legal opinion (12,323,867) with the amount being offered in the prospectus (12,323,330).
     Response to Comment 15. The Registrant has reconciled the amount listed in the prospectus accordingly.
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
     Comment 16. Please amend your filing to include the required disclosures of APB 20, paragraphs 36 and 37. Additionally, in your revised filing please denote on each of your statements that it has been restated.
Response to Comment 16. Management believes that goodwill is properly valued and disclosed within the Company’s financial statements and, accordingly, the March 31, 2005 Form 10-QSB does not require restatement.
     Comment 17. In light of the material restatement, please disclose in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Ms. Pamela A. Long
May 26, 2006

     Response to Comment 17. Management believes that goodwill is properly valued and disclosed within the Company’s financial statements and, accordingly, the March 31, 2005 Form 10-QSB does not require restatement.
     Comment 18. We note that you previously re-stated the financial statements in your March 31, 2005 Form 10-QSB. In future filings, we remind you about the requirement to file an Item 4.02 Form 8-K. The Form 8-K provides communication to investors that you materially restated your financial information and discloses the financial statements that can no longer be relied upon. Refer to Item 4.02 of Form 8-K for guidance.
     Response to Comment 18. The Registrant acknowledges the comment.
     If you or any member of the Staff has comments or questions, please contact the undersigned at (303) 894-6378.

Very truly yours,

PATTON BOGGS LLP

By:	/s/ Alan L. Talesnick

Alan L. Talesnick

Ms. Pamela A. Long
May 26, 2006

Exhibit A
Response to SEC Comment 13 (Note 3, p. F-21)
Comment 13 raises the question as to whether the acquisition of outstanding minority interest in Lifeline Nutraceuticals, Corp. (“Lifeline Nutraceuticals”) was a purchase accounted for utilizing the purchase method of accounting or merely the settlement of a legal dispute accounted for as an expense. The acquisition of the minority interest in Lifeline Nutraceuticals was undertaken for the following business reasons:
1.	The Intellectual Property in the form of patent applications was owned by Lifeline Nutraceuticals;

2.	The key scientific relationship with the University of Colorado Health Sciences Center crucial to market the product through Lifeline Nutraceuticals;

3.	The Company was commencing volume production and shipment of the product;

4.	Lifeline Nutraceuticals was the operating company while Lifeline Therapeutics had acted as a funding entity; and

5.	Concerns over fiduciary relationships between the companies as operations were initiated.
On April 4, 2006, in conversation with the SEC Staff Accounting Reviewer, the Reviewer agreed that the transaction was an acquisition of minority interest, not a settlement of a legal dispute, and therefore, the transaction did result in the acquisition of goodwill.
Management believes that goodwill is properly valued and disclosed within the Company’s financial statements.
Historical fact pattern:
During January 2005, the Company set the price for and began a Private Placement transaction involving the sale of up to 4,000,000 shares at $2 per share.
On March 10, 2005, the Company reached an agreement to acquire the remaining 19% of its Lifeline Nutraceuticals subsidiary from the minority shareholder. Per the terms of the agreement, the Company exchanged 1,000,000 shares of its Series A Common Stock for the entire minority interest in the subsidiary. On that date, the closing price of the Series A Common Stock was $9.00 per share with 11,200 shares traded.
Original March 31, 2005 Form 10-QSB:
In preparing its financial statements as of and for the period ended March 31, 2005, the Company valued the purchase price (1 million shares of Company stock) for the minority interest as of the closing price ($9/share) of the Company’s common stock on the date of agreement (March 19, 2005). No third party or internal valuation was performed to support the value, and an immediate impairment of the goodwill was recorded in the March 31, 2005 quarterly filing. Reasons stated in the original Form 10-QSB for impairment included “status as a development stage company, minimal revenue generation to date, accumulated deficit and going concern

Ms. Pamela A. Long
May 26, 2006

considerations”. At the same time, the original Form 10-QSB disclosed the use of cash within the quarter as including “deposits made with a contract manufacturer for the acquisition of raw materials and commencement of the manufacturing process”.
The Form 10-QSB also disclosed that the Company’s focus has been “to support development and documentation of intellectual property and to create products from that intellectual property that we expect to be marketable” and “we believe our core strength is our ability to bring the necessary resources together to identify, evaluate, develop, engineer and successfully commercialize our intellectual property”.
June 30, 2005 Form 10-KSB:
Internal discussions regarding the valuation of the goodwill recorded during the quarter ended March 31, 2005, continued after the March 31, 2005 Form 10-QSB had been filed. Concerns focused on the validity of using $9.00 per share, which was the closing market price on the date of the transaction when the historical trading volume was 11,200 shares, significantly less than 1 million shares. (For the month of March, 2005, the average trading volume was 8,682 shares with a trading range of $9.20 - $7.30 per share. The private placement price of $2.00 would not have been applicable because it had been set in January, which was prior to the March 10 date of the agreement concerning acquisition of the minority interest and which also was prior to the development of any consumer interest in the product. In the course of completing the books and records for the annual audit as of the fiscal year ended June, 30, 2005, the management at the time determined that trading volume, as well as a discount with respect to acquiring a minority interest, should be considered in the evaluation of goodwill based on the trading price of the stock and that an error had been made in the valuation of the shares. Utilizing “U.S. Private Equity Valuation Guidelines” from the Private Equity Industry Guidelines Group (December 2003), management determined that $5.31 per share was a reasonable price for the shares issued in the transaction.
Based on the pricing analysis performed by management, the June 30, 2005 Form 10-KSB reflects a correction in the pricing of the shares issued (and the resulting goodwill) to acquire the minority interest from $9.00 per share to $5.31 per share. In addition, the Company engaged Quist Valuation, an unrelated third party, to provide an expert opinion concerning the impairment analysis of the goodwill. This analysis and report is described below and is being provided as supplemental information. As a result of the additional analysis, as well as the report, an audit adjustment was made to remove the impairment that had been recorded in error in the March 31, 2005 Form 10-QSB.
Outside impairment analysis:
As indicated above, in connection with the Company’s annual Form 10-KSB filing for the fiscal year ended June 30, 2005, and to satisfy the goodwill analysis required by SFAS 142 to support goodwill value, the Company hired an unrelated third party valuation firm, Quist Valuation, to provide an impairment analysis for the Goodwill related to this transaction – using the facts and circumstances in existence as of March 31, 2005.
As required under SFAS 142, Goodwill and Other Intangible Assets, the first step of a two step process to identify potential impairment of goodwill is to compare the fair value of a reporting unit with its carrying amount, including goodwill. According to SFAS 142, Paragraph 19, “If the

Ms. Pamela A. Long
May 26, 2006

fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any”.
The Quist report concludes, “[a]fter deriving the fair value of Lifeline, we can now complete Step 1 of the impairment testing process. The Company has a fair value of $36 million and a carrying value of [$]10.6 million as of the Valuation Date. Accordingly, we conclude that the Company did not have an indication of potential goodwill impairment as of March 31, 2005, and we do not need to proceed to Step 2 of the impairment testing process.” The entity value of the report of Quist Valuation, the third party expert, concluded that the goodwill was accurate and should not be impaired.
Amended March 31, 2005 Form 10-QSB:
Shortly after filing the annual Form 10-KSB, the Company restated its March 31, 2005 Form 10-QSB filing. The explanatory note included with the restated Form 10-QSB is as follows:
“This Form 10-QSB (Amendment No. 1) is being submitted to reflect a restatement of the Company’s third quarter (ended March 31, 2005) financial statements resulting from an audit adjustment made for the June 30, 2005 fiscal year ended financial statements. That adjustment resulted in: (i), a reversal of an accounting charge of $9,000,000 for the impairment of goodwill recognized, (ii), a marketability discount taken on the value of shares offered in the purchase of LNC minority interest from $9.00 per share to $5.31, (iii) goodwill of $5,310,000.”
Subsequent SEC Discussions April 4 and 20, 2006:
The telephone conferences with the SEC staff representative on April 4, 2006 focused on the valuation of the shares and whether the appropriate price for valuation purposes was $9.00 per share (market price at date of transaction), $2.00 per share (private placement price) or some other measurement point.
During a later conversation on April 20, 2006, the SEC representative asserted that once the Company recorded an impairment loss against the goodwill in its initial filing of Form 10-QSB, the Company is not permitted to subsequently restate goodwill, and according to paragraph 20 of SFAS 142 (inserted below), subsequent reinstatement of an impairment loss is prohibited:

Ms. Pamela A. Long
May 26, 2006

“The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The guidance in paragraph 21 shall be used to estimate the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.”
In addition, the SEC staff member position that the restatement resulted from a change in estimate, as defined in paragraph 10 of APB 20 (inserted below) and, therefore, an amended filing is not permitted.
“Changes in estimates used in accounting are necessary consequences of periodic presentations of financial statements. Preparing financial statements requires estimating the effects of future events. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, warranty costs, periods benefited by a deferred cost, and recoverable mineral reserves. Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment. Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.”
Therefore, according to the SEC representative, an impairment, once recorded, cannot be reinstated in the accounting records and reflected in the financial statements. In addition, the restatement filed by management was not to correct an error but was the result in a change in estimate.
Company’s position:
SFAS 142, Paragraph 20, indicates that a subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed. This assumes, however, that the valuation impairment was not in error when it was recorded. The Company now believes that prior management acting without outside expert advice, was in error in application of SFAS 142, in the March 31 Form 10-QSB, and that subsequent analysis, together with the report of Quist Valuation, the outside expert, confirms the Company’s position.

Ms. Pamela A. Long
May 26, 2006

There are two main points to the Company’s position that the restatement of the March 31, 2005 Form 10-QSB, reinstating the goodwill at a corrected balance, is valid:
1. Impairment at time of transaction:
Form 10-QSB for March 31, 2005 did not address the two-step valuation requirement of SFAS 142. Instead, the Company’s closing price of the Series A common stock of $9.00 per share was used to value goodwill and also to subsequently impair goodwill within the same period. No external valuation of goodwill took place until the filing of the Form 10-KSB and an erroneous calculation of $9,000,000 of goodwill was erroneously impaired without regard to the requirements of SFAS 142.
SFAS 142, Paragraph B69 states that the “Financial Accounting Standards Board noted that it would be difficult to explain why goodwill is written off immediately after having just been recognized as an asset. If goodwill had been worthless on the date of acquisition, it would not have met the assets definition and would not have been recognized. However, if goodwill had value initially, virtually no event other than a catastrophe could subsequently occur in which it instantaneously became worthless”.
This point is discussed further at SFAS 142, Paragraph B70, which states, “[t]he Board accordingly concluded that immediate write-off subsequent to initial recognition was not justifiable.” These paragraphs essentially prevent the situation and disclosures of the original Form 10-QSB for March 31, 2005 from occurring and thereby corroborate the Company’s position that the March 31, 2005 opposition of SFAS 142 was in error.
In addition, Interpretation 142.20-1 states “[a]t the Thirtieth Annual AICPA SEC Conference, Michael S. Thompson of the SEC staff indicated the staff’s view that an immediate impairment of acquired goodwill in a business combination is possible, but is expected to be a rare occurrence. For example, it might occur due to the use of the announcement date as the measurement date for securities issued in a business combination under the provisions of EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” The support for an immediate impairment should include an analysis of the underlying events and circumstances (e.g., if caused by a decline in the market price of the acquirer’s stock issued to consummate the transaction, the support should include a discussion of the events and circumstances that caused the decline). The registrant should also pre-clear the impairment write-off with the SEC staff.”
2. Impairment recorded in error:
Additionally, current management believes that the original impairment was recorded without proper consideration of the facts and circumstances present at the time. The Company was in the

Ms. Pamela A. Long
May 26, 2006

development stage at this point, and had incurred significant losses in the development of intangibles surrounding the product. At March 31, 2005 the Company reported nominal product revenues as the product was coming to market for the first time. As in most bio-tech entities, the R&D behind the product development is not reflected in the balance sheet, and the value of this unrecorded asset was not considered in the recording of impairment at March 31, 2005.
When the Third Quarter Form 10-QSB was originally filed (May 23, 2005), the Company did not have a clear indication of potential goodwill impairment and none of the SFAS 142 required disclosures regarding an impairment were present in the filing. In fact, the Quist Valuation report states, “we conclude that the Company did not have an indication of potential goodwill impairment as of March 31, 2005.”
If the valuation methodology was to value goodwill at $9,000,000 because the closing per share price was $9.00 without consideration of any other facts and circumstances which might affect the value of goodwill, the methodology was clearly in error.
Paragraph 13 of APB 20 states:
“Reporting a correction of an error in previously issued financial statements concerns factors similar to those relating to reporting an accounting change and is therefore discussed in the Opinion.4 Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment. Thus, an error is distinguishable from a change in estimate. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error for purposes of applying this Opinion.”
Summation of Company’s position:
The Company relies upon the definition of a correction of error in previously issued financial statements – “[e]rrors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.” Prior management failed to evaluate the facts and circumstances of the Company’s economic position at the time (March 31, 2005). Prior management misapplied accounting principles in that SFAS 142 precludes the immediate impairment of goodwill at the time the transaction is recorded. The later impairment analysis was part of the annual formal evaluation of goodwill required by SFAS 142.

Ms. Pamela A. Long
May 26, 2006

The Company was obligated to restate the Third Quarter 2005 Form 10-QSB as required by either SFAS 154, Accounting Changes and Error Corrections or APB Opinion No. 20, Accounting Changes. As early application of SFAS 154 was optional, the Company relied upon APB Opinion No. 20 for guidance in this matter.
The Board of Directors of the Company was left with only one alternative, to restate and report correct and accurate goodwill as determined by an unrelated third party appraiser in accordance with the requirements of SFAS 142 and not perpetuate the error. The restated Form 10-QSB was filed on January 30, 2006 correcting the misstatements and errors contained within the original Third Quarter Form 10-QSB filing.